SI

19007210

SEC
Mail Processing
Section

MAR 04 2019

Washington DC
410

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAG Wealth Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20815 N Cave Creel Road
(No. and Street)

Phoenix	AZ	85024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Biiltis 602-525-8084
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Maastricht, CPA
(Name – *if individual, state last, first, middle name*)

11225 North 28th Drive, Ste D-101	Phoenix	AZ	85029
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jack Biltis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAG Wealth Management LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

CHERYL POWELL
Notary Public - Arizona
Maricopa County
My Comm. Expires Oct 31, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAG WEALTH MANAGEMENT, LLC

Phoenix, Arizona

FINANCIAL STATEMENTS
WITH ACCOUNTANT'S REPORT

as of December 31, 2018

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

TAG WEALTH MANAGEMENT LLC

Year Ended December 31, 2018

TABLE OF CONTENTS

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com - e-mail

Report of Independent Registered Public Accounting Firm

To the Member
Tag Wealth Management, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tag Wealth Management, LLC (the "Company") as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Tag Wealth Management, LLC's financial statements. The supplemental information is the responsibility of Tag Wealth Management, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R.§240.17a-5. In our opinion the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael Marchiorlli, CPA

We have served as the Company's auditor since 2014.

Phoenix, Arizona
February 22, 2019

TAG WEALTH MANAGEMENT, LLC

Statement of Financial Condition
December 31, 2018

ASSETS

Current assets:		
Cash	$	30,216
Other assets		255
Total current assets		30,471
	$	30,471

MEMBER'S EQUITY

Current liabilities:		
Accrued liabilities	$	1,000
Total current liabilities		1,000
Member's equity:		
Capital		19,897
Accumulated loss		9,574
Total member's equity		29,471
	$	30,471

See accompanying notes.

TAG WEALTH MANAGEMENT, LLC

Statement of Income
For the Year Ended December 31, 2018

Revenue:		
Consulting income	$	38,400
Expenses:		
Compliance		15,125
Regulatory fees and expenses		6,103
Overhead		12,000
Technology		3,096
Other expenses		21
		36,345
Net income	$	2,055

See accompanying notes.

TAG WEALTH MANAGEMENT, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

	Capital	Accumulated Loss	Total
Balance, December 31, 2017	$ 19,897	7,519	27,416
Net income		2,055	2,055
Balance, December 31, 2018	$ 19,897	9,574	29,471

See accompanying notes.

TAG WEALTH MANAGEMENT, LLC

Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:	
Net income	$ 2,055
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in other assets	(5)
Net cash provided by operating activities	2,050
Net increase in cash	2,050
Cash, beginning of year	28,166
Cash, end of year	$ 30,216

See accompanying notes.

(1) Summary of significant accounting policies:

Nature of Company's business:

Tag Wealth Management (the "Company") was registered in 2011 under the laws of the State of Arizona to operate as a broker-dealer.

Statement of cash flows:

Cash consists of Federally insured bank deposits.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

Fair value is determined by using available market information and valuation methodologies. Financial instruments include cash, which is carried at fair value.

Expense sharing

The Company has an expense sharing agreement with an affiliated company, Tag Employer Services, LLC, whereby certain expenses, primarily rent, payroll, and equipment are shared by the companies. Under the arrangement, the Company has no liability under rental leases or for payroll taxes and related compliance and owns no depreciable assets.

(2) Revenue recognition:

Consulting income is recognized in the period services are rendered.

(3) Related party:

Revenue comprises a consulting fee with a related party totaling $29,400 for the year ended December 31, 2018. The balance of$9,000 was earned from an outside party.

Amounts paid to the Company's owner for shared expenses follow:

Overhead	$ 12,000

(4) Income taxes:

All income and expense is passed through the Company for income tax purposes and reported on the income tax returns of the individual member. Accordingly, the financial statements include no provision or liability for income taxes. Generally, the Company is subject to examination by U.S. Federal and state income tax authorities for three years from the filing of a tax return.

(5) Net capital requirements:

The Company is subject to regulatory requirements for minimum capitalization by FINRA. At December 31, 2018, the Company had net capital of $29,216, which was $24,216 in excess of its required capital of $5,000.

(6) Subsequent events:

The entity did not have any subsequent events through February 22, 2019, which is the date the financial statements were available to be issued, requiring recording or disclosure in the financial statements for the year ended December 31, 2018.

TAG WEALTH MANAGEMENT, LLC
SCHEDULE I

Computation of Net Capital Under Rule15c3-1 of the
Securities and Exchange Commission
December 31, 2018

Member's equity per balance sheet at December 31, 2018	$	29,471
Less not allowable assets:		
Cash in CRD account		255
Net capital for FINRA requirement purposes as of December 31, 2018		29,216
Net capital required		5,000
Net capital in excess of amount required	$	24,216

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018

TAG WEALTH MANAGEMENT, LLC
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2018

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a) (2).

TAG WEALTH MANAGEMENT, LLC
SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2018

An exemption from Rule 15c3-3 is claimed based upon section (k)(2)(ii).

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com - e-mail

Report of Independent Registered Public Accounting Firm

To the Member
Tag Wealth Management, LLC:

We have reviewed management's statements, identified in the accompanying Exemption Report, in which (1) Tag Wealth Management, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Tag Wealth Management, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Tag Wealth Management, LLC stated that Tag Wealth Management, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Tag Wealth Management, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Accounting Oversight Board (United States) and, accordingly, included inquiries and other related procedures to obtain evidence about Tag Wealth Management, LLC's, compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Maastricht, CPA

Phoenix, Arizona
February 22, 2019

Tag Wealth Management, LLC's Exemption Report

Tag Wealth Management, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3: (k)(2)(ii)

(2) The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

____

Tag Wealth Management, LLC

I, Jack Biltis, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ________________________

Title: PRESIDENT

February 22, 2019